Filed Pursuant to Rule 424(b)(3)
Registration No. 333-106667

PROSPECTUS SUPPLEMENT DATED May 19, 2005
(To Prospectus Dated September 10, 2003)

CYPRESS SEMICONDUCTOR CORPORATION

$600,000,000
(aggregate principal amount)

1.25% Convertible Subordinated Plus Cash NotesSM due June 15, 2008 and
the Common Stock Issuable Upon Conversion of the Notes

          This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

          The table captioned “Selling Securityholders” commencing on page 40 of the Prospectus is hereby amended to reflect the following additions and changes:

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)

Goldman, Sachs & Company (3)	12,000	*	662	*

* Less than 1%

(1)

Assumes conversion of all of the holder’s notes at a conversion rate of approximately 55.172 shares of our common stock for each $1,000 principal amount of notes and that we pay the $300 in cash rather than stock. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion of the Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)

Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 131,774,280 shares of common stock outstanding as of May 2, 2005.  In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes.  However, we did not assume the conversion of any other holder’s notes.

(3)

In addition to 662 shares issuable upon conversion of 12,000 of the notes, such holder has beneficial ownership based on Rule 13d-3(d)(i) of the Exchange Act of the following: (a) 109,106 shares of common stock held of record as of April 21, 2005 and (b) 137,158 shares of common stock issuable upon conversion of the notes registered under the Securities Act.